PLYMOUTH ROCK TECHNOLOGIES ANNOUNCES UAV
'SWARM' DEVELOPMENT CONTRACT FROM SURVEY- AR

Plymouth, Massachusetts - September 2, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing detection apparatus and unmanned technologies, is pleased to announce the sale of custom drones to Survey-AR to deliver a drone swarm test capability.

The project will assess an autonomous drone swarm system to optimize weather and air quality monitoring in atmospheric boundary layer environments with particular importance in urban and industrial areas. The project will further review market validation/value of identified segments as well as take advantage of critical feedback to further evolve drone swarming capabilities. Plymouth Rock Technologies will be supplying a fleet of Unmanned Aircraft Systems (UAS) which will autonomously operate together to form a 'swarm'.

"Drone swarms are, in every sense, transformational technology", stated Carl Cagliarini, Chief Strategy Officer of PRT. "They can substitute humans in dangerous or hostile environments, from the front line of a warzone, through to the detection of commercial gases. In sufficient numbers, they can collect information from multiple locations and directions, integrating it to form insights not otherwise possible. That information can inform decision makers who cannot enter the environment nor capture information from multiple angles and perspectives."

"We are delighted to be selected to undertake this task. Drone swarming capabilities have been used in theme park light shows, where the drone intelligence is limited to a simple LED light and a set manoeuvre. This effort differs greatly by the fact that this is a drone swarm collecting and compiling data through a series of sensors and utilizing AI to turn the data collected into actionable intelligence" stated Dana Wheeler, President & CEO of PRT.

About Survey - AR

We are highly innovative, experienced and technically competent team of environmental consultants, surveyors, scientists, sensor technologists, pilots, games engine developers and data experts.  We are dedicated to finding solutions that increase understanding, awareness and insight. We are obsessed in extracting the greatest value from data and ensuring it is accessible and useable for operation and management across the asset lifecycle.

https://www.surveyar.co.uk

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler

President and CEO

+1-774-404-7685

info@plyrotech.com

Investor Information:

Tasso Baras

+1-778-477-6990

tasso@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.